Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

SYNTHORX, INC.

at

$68.00 Per Share, Net in Cash

by

THUNDER ACQUISITION CORP.,

a wholly owned indirect subsidiary of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 22, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share in cash (the “Offer Price”) without interest thereon and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 7, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Parent, or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury), (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares held by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and net of any applicable withholding taxes.

Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Regulatory Condition (as defined below in Section 15 — “Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page v of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

If you wish to tender Shares and cannot deliver the certificates representing such Shares and all other required documents to the Depositary on or prior to the Offer Expiration Time (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company.

Price Offered Per Share	$68.00 in cash, without any interest thereon and net of any applicable withholding taxes.

Scheduled Expiration of Offer	One minute past 11:59 P.M., Eastern Time, on January 22, 2020, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Thunder Acquisition Corp., a Delaware corporation and a wholly owned indirect subsidiary of Sanofi.

Company Board Recommendation	The Company Board unanimously recommends that the holders of Shares and tender their Shares to Purchaser pursuant to the Offer.

Who is offering to buy my securities?

Thunder Acquisition Corp., a Delaware corporation, is offering to purchase any and all of the outstanding Shares at a price per share of $68.00 in cash, without any interest thereon and net of any applicable withholding taxes on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser is a wholly owned indirect subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Purchaser is a wholly owned direct subsidiary of Aventis, Inc., a Delaware corporation (“Aventis”), and Aventis is a wholly owned direct subsidiary of Parent. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Thunder Acquisition Corp. alone, the term “Parent” to refer to Sanofi alone and the term the “Company” to refer to Synthorx, Inc. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock of the Company.

See Section 8 — “Certain Information Concerning Parent, Purchaser, and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase any and all of the outstanding Shares at the Offer Price in cash, without any interest thereon and net of any applicable withholding taxes on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become a wholly owned indirect subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the NASDAQ Global Select Stock Market (“NASDAQ”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $68.00 per Share in cash, without any interest thereon and net of any applicable withholding taxes. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker, banker or other nominee tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of December 7, 2019 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, with the Company surviving such merger as a wholly owned indirect subsidiary of Parent (such merger, the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined below). In general, provided that you are a U.S. Holder and hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined below)).

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Merger with respect to such options or restricted stock units are not discussed herein, and such holders or beneficial owners of options or restricted stock units are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $2.5 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 — “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares owned by Parent or any of its wholly owned subsidiaries, represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute past 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means January 22, 2020, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled Offer Expiration Time, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 –“Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)

for any period required by any applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (as defined below in Section 11 — The Merger Agreement; Other Agreements), or any interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or NASDAQ applicable to the Offer;

(ii)	for periods of up to ten business days per extension until the Regulatory Condition (as defined below in Section 15 — “Conditions of the Offer”) has been satisfied; and

(iii)

if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 — “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), in Purchaser’s discretion or at the request of the Company, on one or more occasions in consecutive increments of up to ten business days each in order to permit the satisfaction of such Offer Conditions. Without the Company’s written consent, Purchaser will not, and without Parent’s prior written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means June 4, 2020.

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute past 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Regulatory Condition (as defined below in Section 15 — “Conditions of the Offer”);

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	no Material Adverse Effect (as defined in Section 11 — “The Merger Agreement; Other Agreements) having occurred that is continuing.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Offer Expiration Time, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments net of any applicable withholding taxes, to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute past 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of February 21, 2020, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be a wholly owned, indirect subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no court of competent jurisdiction has issued any injunction or order that prevents the consummation of the Merger, and no applicable law, order or other legal restraint, injunction or prohibition is in effect, that makes consummation of the Merger illegal or otherwise prohibited, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than (i) Shares owned by Purchaser, Parent, or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury), (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares held by any stockholder that is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted in the Merger into the right to receive an amount equal to the Offer Price (without any interest thereon and net of any applicable withholding taxes).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 — “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from NASDAQ, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What will happen to my stock options and restricted stock units (if any) in the Offer and the Merger?

The Offer is being made only for Shares, and not for outstanding options to purchase Shares (each a “Company Option”) or restricted stock units (each an “RSU”) issued by the Company. Holders of outstanding vested but unexercised Company Options or RSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such RSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Options or RSUs that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Each Company Option that is outstanding immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the effective time of the Merger. As of the Effective Time, by virtue of the Merger, each Company Option that is then outstanding and unexercised as of immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such fully vested Company Option, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option.

The Merger Agreement also provides that, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the effective time of the Merger without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

See Section 11 — “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On December 6, 2019, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $25.03 per Share. On December 20, 2019, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $68.02 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (888) 750-5834. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share in cash (the “Offer Price”) without any interest thereon and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 7, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, unless otherwise agreed by the Company, Parent and Purchaser, at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Purchaser, Parent, or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury), (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares held by any stockholder who is entitled to demand appraisal and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and net of any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition and (ii) the Regulatory Condition (as defined below in Section 15 — “Conditions of the Offer”), which includes the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The “Minimum Condition” means that the number of Shares validly tendered and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)), together with any Shares owned by Parent or any of its wholly owned subsidiaries, represents one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer also is subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” There is no financing condition to the Offer.

The Company has advised Parent that the Company Board has received the opinion of Centerview Partners LLC (“Centerview”), the financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares (other than (i) Shares held by the Company or any of its subsidiaries, (ii) Shares held by Parent, Purchaser or any of their respective subsidiaries and (iii) shares held by holders that have properly exercised and perfected their demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have nether effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (together with any Shares held by any affiliate of the Company or Parent)) was fair from a financial point of view to such holders.

The full text of the written opinion of Centerview dated as of December 6, 2019 is attached as Annex A to the Schedule 14D-9. Centerview provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Centerview does not constitute any recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase any and all of the outstanding Shares at the Offer Price in cash, without any interest (the “Merger Consideration”) thereon and net of any applicable withholding taxes. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to one minute past 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means January 22, 2020, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) extend the Offer:

(i)

for any period required by any applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (as defined below in Section 11 — The Merger Agreement; Other Agreements), or any interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or NASDAQ applicable to the Offer; and

(ii)

if, as of any then-scheduled Offer Expiration Time, the Minimum Condition or any of the other conditions to Purchaser’s obligation to accept for payment and pay for the Shares set forth on Annex A to the Merger Agreement and described below under Section 15 — “Conditions of the Offer” (the “Offer Conditions”) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), in Purchaser’s discretion or at the request of the Company, on one or more occasions in consecutive increments of up to ten business days each in order to permit the satisfaction of such Offer Conditions. Without the Company’s written consent, Purchaser will not, and without Parent’s written consent, Purchaser will not be required to, extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance therewith and (y) the first business day immediately following the End Date. The “End Date” means June 4, 2020. See Section 11 — “The Merger Agreement; Other Agreements — Termination of the Merger Agreement.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate or amend the Offer, in accordance with and subject to the terms of the Merger Agreement, if any of the Offer Conditions has not been satisfied at the Offer Expiration Time. Under certain circumstances described in the Merger Agreement, we also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 –“Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal; (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery for Shares. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Offer Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Offer Expiration Time by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Options and Restricted Stock Units. The Offer is being made only for Shares, and not for outstanding Company Options or RSUs issued by the Company. Holders of outstanding vested but unexercised Company Options or RSUs that have not yet been settled in Shares issued by the Company may participate in the Offer only if they first exercise such Company Options or are issued Shares in respect of such RSUs in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding Company Option or RSU will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. See Section 11 — “The Merger Agreement; Other Agreements” for additional information regarding the treatment of outstanding equity awards in the Merger.

Employee Stock Purchase Plan. The Offer is being made only for Shares, and therefore participants in the Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) may participate in the Offer only to the extent that the amounts accrued in a participant’s account for the current offering period under the ESPP are used to purchase Shares from the Company pursuant to the terms of the Merger Agreement and the ESPP and such Shares are issued prior to the expiration of the Offer. When a participant receives Shares purchased from the Company under the ESPP, the participant must comply with the procedures for tendering Shares described in this Section 3 prior to the expiration of the Offer. See Section 11 — “The Merger Agreement; Other Agreements” for additional information regarding the ESPP.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a stockholder to backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder. Certain stockholders or payees (including, among others, corporations, non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any foreign stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the foreign stockholder under an applicable tax treaty or a broad information exchange agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after February 21, 2020 if Purchaser has not accepted them for payment by the end of February 21, 2020.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., foreign taxpayers and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares (except as specifically described below), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, trusts, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in compensatory transactions (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation)). In addition, this summary does not address U.S. federal taxes other than income taxes including any U.S. federal estate or gift tax consequence, any aspect of the U.S. alternative minimum tax or Medicare tax on net investment income or any state, local or foreign tax consequence, of the Offer and the Merger.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Company Options that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss would be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gain recognized by certain non-corporate U.S. Holders is generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

Tax Consequences to Non-U.S. Holders. Generally, the exchange of Shares for cash pursuant to the Offer or the Merger will not be a taxable transaction to Non-U.S. Holders for U.S. federal income tax purposes, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the Offer or the Merger, as the case may be, and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the Offer or the Merger, as the case may be, the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), net of certain losses. In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). In the case of clause (iii), Non-U.S. Holders that have actually or constructively owned more than 5% of the Shares should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC for U.S. federal income tax purposes and any consequences with respect thereto. Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

Information Reporting and Backup Withholding. Payments made to stockholders in the Offer or the Merger may be reported to the IRS. In addition, under the U.S. federal income tax laws, backup withholding at the statutory rate (currently 24%) may apply to the amount paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer or the Merger. To prevent such backup U.S. federal income tax withholding, each stockholder who is a U.S. Holder and who does not otherwise establish an exemption from backup withholding must notify the Depositary or other applicable withholding agent of the stockholder’s taxpayer identification number (generally an employer identification number or social security number) and provide certain other information by completing, under penalty of perjury, an IRS Form W-9, a copy of which is included in the Letter of Transmittal. Failure to timely provide the correct taxpayer identification number on the IRS Form W-9 may subject the stockholder to a penalty imposed by the IRS.

Certain “exempt” recipients (including, among others, generally all corporations and certain non-U.S. Holders) are not subject to these backup withholding requirements (though U.S. corporations may be required to submit an IRS Form W-9 to establish such exemption). For a non-U.S. Holder to qualify for such an exemption from backup withholding, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN or W-8BEN-E or other applicable Form W-8), signed under penalty of perjury, attesting to such non-U.S. Holder’s exempt status. A copy of the appropriate IRS Form W-8 may be obtained from the Depositary or from the IRS website (www.irs.gov). A disregarded domestic entity that has a regarded foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

Holders are urged to consult their tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of options or restricted stock units participating in the Offer or Merger with respect to such options or restricted stock units are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on NASDAQ under the symbol “THOR.” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by NASDAQ:

	High	Low
Fiscal Year Ending December 31, 2018
Fourth Quarter*	$18.46	$11.00
Fiscal Year Ending December 31, 2019
First Quarter	$23.53	$13.01
Second Quarter	$22.50	$11.56
Third Quarter	$20.75	$13.12
Fourth Quarter (through December 20, 2019)	$68.05	$11.05

*	On December 7, 2018, the Company completed its initial public offering. There was no public market for the Shares prior to that date.

On December 6, 2019, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on NASDAQ was $25.03 per Share. On December 20, 2019, the last full day of trading before commencement of the Offer, the closing price of the Shares on NASDAQ was $68.02 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated as a Delaware corporation on January 29, 2014. The Company is a clinical-stage biopharmaceutical company focused on prolonging and improving the lives of people with cancer and autoimmune disorders. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

+1 858 750 4789

The information contained in the section titled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information concerning the Company’s directors and officers, their compensation, stock options and restricted stock units granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and a wholly owned indirect subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger as a wholly owned indirect subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Thunder Acquisition Corp.

50 Binney Street

Cambridge, MA 02142

+1 (617) 252-7500

Parent is a French société anonyme. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions. The business address and business telephone number of Parent are as set forth below:

Sanofi

54, Rue La Boétie

75008 Paris, France

+ 33 1 53 77 40 00

Aventis, Inc. (“Aventis”) is a Delaware corporation and a wholly owned direct subsidiary of Parent that holds certain operating and intellectual property assets of Parent. The business address and business telephone number of Purchaser are as set forth below:

Aventis, Inc.

55 Corporate Drive

Bridgewater, NJ 08807

+1 (800) 981-2491

The summary information set forth in this Section 8 is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser, Aventis and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Aventis or Parent or, to the best knowledge of Purchaser, Aventis and Parent, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of December 20, 2019, Parent directly beneficially owns no Shares.

Except as set forth in Schedule I to this Offer to Purchase: (i) none of Purchaser, Aventis, Parent, or, to the knowledge of Purchaser, Aventis and Parent, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Aventis, Parent or, to the knowledge of Purchaser and Parent, any of the other persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Aventis, Parent or, to the knowledge of Purchaser, Aventis and Parent, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser, Aventis and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the knowledge of Purchaser, Aventis and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds

We estimate that we will need approximately $2.5 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not properly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer; Past Contacts or Negotiations with the Company

The following is a description of contacts between representatives of Parent and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

(i) Background of Offer and Merger

As part of Parent’s ongoing evaluation of its business and strategic opportunities, the Strategic Committee of Parent’s Board of Directors (the “Strategic Committee”) and members of senior management of Parent regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that have developed products in clinical areas that complement or further Parent’s product portfolio and strategic plan, such as the Company.

From October 19, 2018 through October 23, 2018, representatives of Parent attended the European Society for Medical Oncology conference in Munich, Germany and held introductory business development meetings with representatives of the Company.

In January 2019, representatives of Parent met with representatives of the Company in connection with the J.P. Morgan Healthcare Conference in San Francisco, California to discuss the Company’s programs on a non-confidential basis and future partnering opportunities.

On April 1, 2019, representatives of Parent met with representatives of the Company during the American Association for Cancer Research conference in Atlanta, Georgia.

On May 9, 2019, Parent entered into a confidentiality agreement with the Company with respect to a potential partnering transaction, which was amended on October 8, 2019. The confidentiality agreement did not include a standstill provision.

On May 14, 2019, representatives of the Company met with John Reed, the Global Head of Research and Development of Parent, and other representatives of Parent in San Diego, California to discuss potential partnering opportunities.

On June 2, 2019, representatives of Parent met with representatives of the Company during the ASCO annual meeting in Chicago, Illinois.

On June 6, 2019, representatives of Parent met with representatives of the Company during the BIO International Convention in Philadelphia, Pennsylvania.

On June 14, 2019, the Company gave representatives of Parent access to an electronic data room for Parent to perform its due diligence in connection with a potential partnership.

On July 8, 2019 and July 9, 2019, representatives of the Company held in-person meetings with representatives of Parent in San Diego, California that included a management presentation and due diligence discussions.

On September 17, 2019, Parent submitted a non-binding term sheet for a partnering transaction with the Company for multiple platform assets.

On September 25, 2019, the Company verbally communicated to Parent its determination that Parent’s proposed terms, including the upfront consideration, would need to be clarified and improved in light of the scope of the proposal.

From September 2019 through November 2019, the Company continued due diligence discussions with Parent, and Parent continued to have access to the partnering dataroom.

On October 4, 2019, Dr. Laura Shawver, the Chief Executive Officer of the Company and Dr. Pratik Shah, the Chairman of the Board of the Company, met with Dr. Reed in San Diego, California to discuss the structure of a potential partnering deal.

On October 30, 2019 and October 31, 2019, representatives of the Company held in-person meetings with representatives of Parent in San Diego, California to discuss the Company’s platform and to allow Parent to conduct chemistry, manufacturing, and controls (CMC) diligence.

On November 25, 2019, the Strategic Committee held a meeting, with members of senior management of Parent present, to review and consider a potential strategic transaction with the Company. Following discussion, the

Strategic Committee authorized management of Parent to submit a preliminary indication of interest to the Company. Following the Strategic Committee meeting, Dr. Reed called Dr. Shawver and indicated that Parent would be submitting a non-binding offer to acquire the Company later that day.

Later on November 25, 2019, Parent submitted an unsolicited, non-binding offer in writing to acquire the Company for $36.00 in cash per share, representing an equity value of approximately $1.3 billion and a premium of approximately 112% to the Company’s closing price on November 22, 2019. The offer letter indicated that Parent was prepared to perform due diligence and to negotiate a definitive agreement in the shortest possible time, and requested a 21-day exclusivity period. The offer letter further indicated that Parent could not engage in a protracted process and that it was evaluating an alternative transaction that it intended to execute before year end if agreement could not be reached with the Company.

On November 27, 2019, representatives of the Company’s financial advisor, Centerview Partners LLC, (“Centerview”) contacted a representative of Parent and communicated that the offer price was inadequate and that Parent would need to materially improve its offer. The representative of Parent asked the representative of Centerview to provide more specific guidance on what offer price the Company Board would consider, including whether it would be willing to grant exclusivity and on what terms.

On November 30, 2019, representatives of Centerview called a representative of Parent to convey that Parent would need to increase its offer price to at least $45.00 per share.

On December 1, 2019, representatives from Morgan Stanley & Co. LLC, financial advisor to Parent, contacted representatives of Centerview to clarify and confirm the conversation between the representative of Centerview and the representative of Parent on November 30, 2019.

Also on December 1, 2019, Dr. Reed called Dr. Shawver and said Parent was sending a revised proposal.

On the morning of December 2, 2019, Parent submitted a revised written proposal with a non-binding offer to acquire the Company for $41.00 in cash per share. Parent reiterated that it was pursuing an alternative transaction and that the revised offer was contingent on the Company’s acceptance by December 3, 2019 and its commitment to engage with a common objective to announce a transaction by December 16, 2019.

Later on December 2, 2019, representatives of Centerview contacted Parent to provide feedback on Parent’s proposal, including informing Parent that it was not the highest bidder, and to request Parent submit its best and final offer by 5:00 pm, Eastern time, on December 3, 2019 and sent Parent a form of exclusivity agreement.

On December 3, 2019, Parent submitted an offer to acquire the Company for $50.50 in cash per share, representing an equity value of approximately $1.8 billion and a premium of approximately 179% to the Company’s closing price on December 3, 2019. Parent also provided comments on the form of exclusivity agreement.

Later on December 3, 2019, the Company and Parent finalized and executed an agreement providing for exclusivity until 11:59 p.m. Eastern Time on December 10, 2019.

Also on December 3, 2019, the Company entered into a confidentiality agreement with Parent, which replaced its existing confidentiality agreement. The confidentiality agreement included a customary standstill provision that did not terminate automatically if the Company entered into an acquisition agreement with a third party, but permitted Parent to make confidential approaches to the Company during the standstill period. Following execution of the confidentiality agreement, Parent was granted access to the dataroom for the sale of the Company.

From December 3, 2019 through December 6, 2019, the Company’s management and representatives of Cooley LLP (“Cooley”), the Company’s counsel, and Centerview held a series of due diligence calls with representatives of Parent.

On December 4, 2019, a representative of Centerview sent a draft merger agreement to Parent and Cooley sent a draft disclosure schedule to Parent and its counsel, Weil, Gotshal & Manges LLP (“Weil”).

On December 5, 2019, the Company sent a notice to Parent which disclosed that a third party had sent the Company an unsolicited proposal, which included the following: such third party had completed its preliminary antitrust review and believed there was no risk that a transaction with the Company would not receive HSR approval and thus it was willing to agree to a “hell or high water” covenant; that it could quickly review the merger agreement under discussion with the other bidder with the expectation it could be finalized and executed within hours after receipt; and that its due diligence review was completed other than a short phone call to discuss any new THOR-707 clinical data from the ongoing studies and material changes since the Company had entered into exclusivity with another party.

Following receipt of such notice, on December 5, 2019, Parent’s Board of Directors held a special telephonic meeting, at which representatives of Parent’s senior management were present at the invitation of Parent’s Board of Directors. Following discussion of the merits and considerations of the proposed strategic transaction with the Company and the fact that a third party had submitted an offer for $62.00 per share in cash, Parent’s Board of Directors approved submitting a final indication of interest at $68.00 per share in cash, and authorized Parent to finalize the negotiation of and enter into definitive documents with respect to the transaction.

On December 6, 2019, members of Parent’s senior management and representatives of Morgan Stanley attended a management presentation held by the Company’s senior management, with representatives of Centerview also attending, regarding the Company’s pipeline, clinical development plans and broader technical capabilities.

Later on December 6, 2019 at 3:13 pm Eastern Time, Parent submitted to Centerview an updated offer and comments on the proposed form of merger agreement. The revised offer was to acquire the Company for $68.00 in cash per share, representing an equity value of approximately $2.5 billion and a premium of approximately 172% to the Company’s closing price on December 5, 2019. The proposal indicated that Parent was prepared to execute the attached draft of the merger agreement, and indicated that if the Company was unwilling to execute the merger agreement by 8:00 pm Eastern Time on December 6, 2019, the offer would be withdrawn.

Later on December 6, 2019, Weil sent comments on the disclosure schedules to Cooley. Cooley sent Weil a copy of the merger agreement that the Company was willing to execute, along with an executed signature page, and a revised draft of the disclosure schedules in advance of the 8:00 p.m. Eastern Time deadline provided in Parent’s offer.

On December 7, 2019, Weil circulated an updated draft of the merger agreement and disclosure schedules, which were finalized during the course of the day. That evening, representatives of the Company, Parent and Purchaser executed the definitive Merger Agreement.

On December 8, 2019, the Company sent a notice of the receipt of an unsolicited proposal to Parent in accordance with the Merger Agreement. The notice stated that the Company had received an unsolicited proposal from the same party who had submitted the previous $62.00 per share proposal, but that such party had increased its proposal to $70.00 per share in cash. The offer indicated that the potential buyer could quickly review the merger agreement under discussion with the other bidder, with an expectation that it could finalize and execute that agreement in a matter of hours after receipt and requested that the Company not enter into a preliminary or definitive agreement with the other prospective buyer.

Late in the evening of December 8, 2019, prior to the opening of the financial markets in Paris, France and New York City, Parent and the Company issued a joint press release announcing the signing of the Merger Agreement. The joint press release is included as Exhibit (a)(5)(A) to the Schedule TO and is incorporated herein by reference.

On December 23, 2019, Parent and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The Merger Agreement

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the transactions contemplated in the Merger Agreement contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on December 9, 2019. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on December 9, 2019, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on December 23, 2019, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions to the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver by Parent) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on January 23, 2019, following the Offer Expiration Time, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Acceptance Time,” and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing.” The Offer may not be withdrawn prior to the Expiration Date (including any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

Purchaser expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, that are not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

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amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares in its capacity as such or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	change or waive the Minimum Condition;

•	extend or otherwise change the Offer Expiration Time in a manner other than as required or permitted by the Merger Agreement; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Parent is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer from time to time for:

•	any period required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer; and

•	periods of up to ten business days per extension, until the Regulatory Condition (as defined below in Section 15 — “Conditions of the Offer”) has been satisfied.

Additionally, if, as of the then-scheduled Offer Expiration Time, any other Offer Condition is not satisfied and has not been waived, Purchaser may (and at the request of the Company, Purchaser shall) extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied. However, notwithstanding the foregoing, Purchaser is not required to, and without the Company’s consent, may not, extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with the terms thereof and (ii) June 5, 2020. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser has agreed that it will (and Parent has agreed to cause Purchaser to) promptly terminate the Offer, and will not acquire any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions

The Offer Conditions are described in Section 15 — “Conditions to the Offer”

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that on the date of commencement of the Offer, the Company shall file with the SEC and disseminate to holders of Shares, to the extent required by Rule 14D-9 under the Exchange Act and any other applicable laws or regulations, the Schedule 14D-9 that contains the Company Board Recommendation (subject to the terms and conditions of the Merger Agreement).

Board of Directors and Officers

Under the Merger Agreement, as of the Effective Time, the directors of Purchaser as of immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Purchaser as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) without a vote on the adoption of the Merger Agreement by Company stockholders.

The certificate of incorporation of the Surviving Corporation at the Effective Time will be in the form attached to the Merger Agreement as Exhibit B. The bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

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there must not have been issued by any court of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger, by any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction or any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court, arbitrator or other tribunal (collectively, “Governmental Body”), which directly or indirectly prohibits, or makes illegal, the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, any Shares outstanding (other than (i) Shares owned by Purchaser, Parent, or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury), (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares owned by any direct or indirect wholly owned subsidiary of the Company, which shall be converted automatically into shares of common stock of the Surviving Corporation; and (iv) Shares held by a holder who is entitled to and properly exercises and perfects a demand for appraisal of such Shares in accordance with Section 262 of the DGCL, and, as of the Effective Time, has neither effectively withdrawn nor lost such holder’s right to appraisal and payment under the DGCL with respect to such Share) will be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without any interest and will also cease to be outstanding and will automatically be cancelled and cease to exist and each holder of such Shares will only have the right to receive the Offer Price.

Each share of the common stock of Purchaser outstanding at the Effective Time will be converted into one share of common stock of the Surviving Corporation.

At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares other than the right to receive, upon surrender stock of certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Stock Options and Restricted Stock Units in the Merger

Under the terms of the Merger Agreement:

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each Company Option that is outstanding immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Company Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares subject to such fully vested Company Option, multiplied by (ii) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share underlying such Company Option; and

•	each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive cash in an amount, net of any applicable withholding taxes, equal to the product of (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

Prior to the Effective Time, the Company and the Company Board, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Options and RSUs.

Treatment of the Company ESPP

Pursuant to the Merger Agreement, the Company must take all actions, including adopting any necessary resolution, to (i) ensure that, except for the current offering periods under the ESPP, no offering period or purchase period will be authorized or commenced on or after the date of the Merger Agreement and (ii) if the closing of the Transactions shall occur prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement, cause a new end date to be set under the ESPP with respect to any such offering period (and purchase period thereunder), which date will be the business day immediately prior to the Effective Time. The Company will terminate the ESPP in its entirety effective as of the Effective Time.

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, between the date of the Merger Agreement and the Effective Time there is any change in the outstanding shares of the Shares, including by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to reflect such change.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, good standing and subsidiaries;

•	organizational documents;

•	capitalization;

•	financial statements and SEC filings;

•	absence of certain changes or events;

•	title to assets;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption laws;

•	governmental authorizations;

•	tax matters;

•	employee and employee benefit plan matters;

•	environmental matters;

•	insurance;

•	absence of litigation, arbitration, similar proceedings and governmental orders;

•	authority in connection with the Merger Agreement and the recommendation of the Company Board with respect to the Offer;

•	state takeover laws, including Section 203 of the DGCL;

•	no Company stockholder approvals required following the Offer Acceptance Time;

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required consents, notices and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, or the creation of any encumbrance on any of the Company’s assets pursuant to, organizational documents, contracts, laws and governmental authorizations;

•	the opinion of the Company’s financial advisor; and

•	brokers and other advisors.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, violation, inaccuracy, circumstance or other matter that (i) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Company or (ii) has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, the consummation by the Company of the Offer or the Merger. However, for purposes of the foregoing clause (i), none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect:

•	any change in the market price or trading volume of the Company’s stock;

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any event, occurrence, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement, other than in connection with the non-contravention representation made by the Company;

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any event, occurrence, circumstance, change or effect in the industries in which the Company operates or in the economy generally or other general business, financial or market conditions, except to the extent that the Company is adversely affected materially disproportionately relative to the other participants in such industries or the economy generally, as applicable;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

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any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect materially disproportionately affects the Company relative to other participants in the industries in which the Company operates or the economy generally, as applicable;

•	the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company;

•	any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the written direction of Parent or any action specifically required to be taken by the

Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2 of the Merger Agreement;

•	any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement;

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any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any legal requirement or GAAP (or interpretations of any legal requirement or GAAP);

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(1) regulatory, manufacturing or clinical changes, events or developments or other actions resulting from any pre-clinical or clinical studies sponsored by the Company or any competitor of the Company, results of clinical trial meetings with the FDA or other Governmental Body (including any communications from any Governmental Body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to the Company’s or any competitor’s product candidates, (2) the determination by, or the delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, with respect to the acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (3) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Body relating to the regulatory approval of any product candidates of the Company or any competitor, (4) any supply chain disruptions affecting products or product candidates of the Company or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of the Company or the pricing of products or (5) the expiry, finding of invalidity or unenforceability or loss of exclusivity with respect to any patent licensed, owned or co-owned by the Company and covering any product candidate of the Company or any competitor; and

•	any matters disclosed in the Company’s confidential disclosure schedule to the Merger Agreement.

However, the exceptions in the first and sixth bullet points set forth above will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the other exceptions provided would be reasonably likely to be, a Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to, among other things:

•	corporate matters, such as due organization and good standing;

•	Purchaser’s business activities and Parent’s ownership of Purchaser;

•	authority in connection with the Merger Agreement;

•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;

•	accuracy of information supplied for the Offer and the Schedule 14D-9;

•	absence of litigation, arbitration and similar proceedings with respect to the Merger;

•	the availability of funds to consummate the Offer and the Merger;

•	ownership of securities of the Company;

•	independent investigation of the Company;

•	non-reliance on the Company’s estimates, projections, forecasts, forward-looking statements and business plans; and

•	brokers and other advisors.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.” “Parent Material Adverse Effect,” as used in the Merger Agreement, means any effect, change, event or occurrence that would, individually or in the aggregate, prevent, materially delay or materially impair the ability of Purchaser or Parent to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any certificate or other instrument delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as required or otherwise contemplated under the Merger Agreement, (ii) as required by applicable legal requirements, (iii) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (unless the Company reasonably believes that obtaining such consent may violate any law, including the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable legal requirements and regulations (including non-U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly (collectively, “Antitrust Laws”)) (iv) in connection with necessary repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters or (v) as set forth in the Company’s confidential disclosure schedule, the Company will conduct in all material respects its business and operations in the ordinary course and will promptly notify Parent of any knowledge of the receipt of any notice from any person, entity or governmental body (a “Person”) alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by the Merger Agreement and any legal proceeding commenced or, to its knowledge threatened in writing, relating to or involving the Company that relates to the consummation of the transactions contemplated by the Merger Agreement. The Company has further agreed that it will, acting in the ordinary course of business, use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees, and to preserve its relationships and goodwill with material suppliers, material customers, Governmental Bodies and other material business relations.

The Company has further agreed that, during the Pre-Closing Period, except (i) as required or otherwise contemplated under the Merger Agreement, as required by applicable legal requirements or to the extent necessary to comply with contractual obligations, (ii) with the written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned (unless the Company reasonably believes that obtaining such consent may violate any legal requirement, including any Antitrust Law), (iii) in connection with necessary repairs due to service outage, or other actions taken in response to a business emergency or other unforeseen operational matters or (iv) as set forth in the Company’s confidential disclosure schedule, the Company will not, among other things and subject to specified exceptions as set forth in the Merger Agreement:

•	establish a record date for, declare, accrue, set aside or pay any dividends on, or make any other distributions in respect of, any shares of its capital stock;

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repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Share), or any rights, warrants or options to acquire any shares of its capital stock, subject to customary exceptions;

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

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sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant (other than pursuant to agreements in effect as of the date of the Merger Agreement) by the Company of (A) any capital stock, equity interest or other security of the Company, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company, subject to customary exceptions;

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(i) establish, adopt, terminate or amend any employee benefit plan, (ii) amend or waive any of its rights under, or accelerate the vesting under any provision of any of the Company’s employee benefit plans, (iii) grant any employee, director, independent contractor or consultant any increase in compensation, bonuses or severance, retention or other payments or benefits (except that the Company: (A) may change the title of its employees, provided such changes in title do not involve increases in the applicable employee’s compensation; (B) may provide increases in salary, wages or benefits in the ordinary course of business consistent with past practice; (C) may amend employee benefit plans or agreements to the extent required by applicable law; and (D) may make, and set targets for, annual bonus payments, including paying annual performance bonuses for 2019 in the ordinary course of business consistent with past practice)

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(i) enter into any change-of-control agreement with any employee, director, independent contractor or consultant, (ii) enter into any retention agreement with any employee, director, independent contractor or consultant, (iii) enter into any employment, severance or other material agreement with any executive officer or director or any employment or severance agreement with any officer or director employee with an annual base salary greater than $300,000 or any consulting agreement with any independent contractor with an annual base compensation greater than $300,000 or (iv) hire any employee with an annual base salary in excess of $300,000;

•	amend or permit the adoption of any amendment to its organizational documents;

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form any subsidiary, acquire any equity interest in any other entity (other than securities in a publicly traded company held for investment by the Company and consisting of less than 1% of the outstanding capital stock of such entity) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•	make or authorize any capital expenditure other than pursuant to a specified budget and subject to other specified exceptions;

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acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than specified permitted encumbrances) any material right or other material asset or property, including intellectual property rights, except (a) in the ordinary course of business consistent with past practice (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business), (b) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company, and (c) as provided for in the immediately preceding bullet point;

•	lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any indebtedness, subject to certain exceptions;

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amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contract which if entered into prior to the date of the Merger Agreement would have been a material contract;

•	except as required by applicable legal requirements, make or change any material tax election or settle or compromise any material tax liability;

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commence any legal proceeding, except with respect to (i) routine matters in the ordinary course of business, (ii) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof), or (iii) in connection with a breach of the Merger Agreement or any other agreements contemplated thereby;

•	settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), subject to specified exceptions;

•	except as required by applicable legal requirements, enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

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enter into any new material line of business or any agreement, arrangement or commitment that materially limits or otherwise restricts the Company from engaging in any line of business or competing in any geographic area;

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(1) commence any clinical study of which Parent has not been informed prior to the date of the Merger Agreement, (2) except as required by applicable legal requirements, discontinue, terminate or suspend any ongoing clinical study, or (3) except as required by applicable legal requirements, discontinue, terminate or suspend any ongoing IND-enabling preclinical study; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation. The Company agreed, and agreed to direct its representatives, to cease any solicitation, encouragement, discussions or negotiations with any Person that may have been ongoing with respect to any Acquisition Proposal (as defined below) at the time of the execution of the Merger Agreement. Except as otherwise described below, the Company has also agreed not to, and to direct its representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly:

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solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

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engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

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enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

In addition, the Company agreed, as soon as reasonably practicable after the date of the Merger Agreement, to deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal in the 90 days prior to the execution of the Merger Agreement, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date thereof, and requesting the prompt return or destruction of all confidential information previously furnished to any person within the 90 days prior to the execution of the Merger Agreement for the purposes of evaluating a possible Acquisition Proposal.

For purposes of the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act), relating to, in a single transaction or series of related transactions, any of the following:

•	an acquisition or license of assets of the Company equal to 20% or more of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares;

•	a recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares; or

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a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement are excluded from the definition of “Acquisition Proposal.”

For purposes of the Merger Agreement, the term “Superior Offer” means any bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement. However, for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal are deemed to be references to “50%.”

Notwithstanding the restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time the Company or any of its representatives receives an unsolicited written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from any breach of the restrictions described above, then:

•

the Company and its representatives may contact such Person or group of Persons solely to clarify the relevant terms and conditions of such proposal and inform such Person of the terms of the Company’s non-solicit obligations; and

•

if the Company Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal (and the Company must concurrently provide to Parent any non-public information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its representatives) and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal;

provided, that the Company may only take the actions described in clauses (x) and (y) above if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable legal requirements.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions (other than standstill provisions) that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement between the Company and Parent as described in Section 11 — “Summary of the Merger Agreement and Certain Other Agreements — Summary of the Confidentiality Agreement” below, and (ii) does not prohibit the Company from providing any information to Parent in accordance with the Merger Agreement or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

In addition, the Company must:

•

promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to, an Acquisition Proposal, are received by the Company or any of its representatives, including the identity of the Person or group of Persons making such Acquisition Proposal;

•	provide Parent a summary of the material terms and conditions of any Acquisition Proposal;

•	keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis; and

•	upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

Change of the Company Board Recommendation. As described above, and subject to the provisions described below, the Company Board has unanimously resolved to recommend that the Company’s stockholders tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made an Adverse Change Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, neither the Company Board nor any committee of the Company Board may:

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fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser) or publicly propose to fail to make, withdraw (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend, endorse or declare advisable, any Acquisition Proposal; or

•	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders.

Any action described in the foregoing three bullet points is referred to as an “Adverse Change Recommendation.”

The Merger Agreement further provides that the Company Board will not (i) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any contract (other than an Acceptable Confidentiality Agreement as described above) with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement.

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Change Recommendation in response to an Acquisition Proposal or terminate the Merger

Agreement in order to enter into an agreement with respect to such Acquisition Proposal. However, such action may be taken if and only if:

•	the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Acquisition Proposal is a Superior Offer;

•	such Acquisition Proposal did not arise out of a material breach of the obligations of the Company described above under “ — No Solicitation”;

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the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements;

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the Company has given Parent prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer at least three business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

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the Company has provided to Parent a summary of the material terms and conditions of such Acquisition Proposal, the latest draft of any documentation being negotiated in connection with such Acquisition Proposal, and all other information required to be provided in connection therewith (as described above under “ — No Solicitation”);

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the Company has given Parent the three business days after Parent’s receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made the Company’s representatives reasonably available to negotiate in good faith with Parent and its representatives (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

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after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and financial advisors, the Company Board has determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Offer would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements.

The above will also apply to any material amendment to any Acquisition Proposal, which shall require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.

Additionally, at any time prior to the Offer Acceptance Time, the Company Board may make an Adverse Change Recommendation in response to a Change in Circumstance (as defined below). However, such action may be taken if and only if:

•	the action is made in response to a Change in Circumstance;

•

the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law;

•	the Company has given Parent a Determination Notice at least three business days prior to making any such Adverse Change Recommendation;

•	the Company has specified the Change in Circumstance in reasonable detail;

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the Company has given Parent three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made the Company’s representatives reasonably available to negotiate in good faith with Parent and its representatives (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any; and

•

after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable legal requirements.

The above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, which shall require a new Determination Notice, except that the references to three business days therein will be deemed to be references to two business days.

For purposes of the Merger Agreement, a “Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that (i) was neither known to the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement, and (ii) does not relate to any Acquisition Proposal.

None of the provisions described above under “ — No Solicitation” or elsewhere in the Merger Agreement will prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, so long as any such action that would otherwise constitute an Adverse Change Recommendation is taken only in accordance with the provisions described in this Change of the Company Board Recommendation subsection.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from any Governmental Body and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

The parties have also agreed to promptly take, and cause their affiliates to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”), or other Governmental Body of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ, other Governmental Body or any other Person under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of the Company, Parent or any of its Subsidiaries, (ii) terminating existing relationships, contractual rights or obligations of the Company, Parent or any of its Subsidiaries, (iii) terminating any venture or other arrangement, (iv) creating any relationship, contractual rights or obligations of the Company, Parent or any of its Subsidiaries, (v) effectuating any other change or restructuring of the Company, Parent or any of its Subsidiaries and (vi) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets the Company, Parent or any of its Subsidiaries; provided that the Company shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs. The parties shall defend through litigation on the merits any claim asserted in court by any Person, including any Governmental Body, under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date; provided that such litigation in no way limits the obligation of Purchaser and Parent to take all actions and steps to eliminate each and every impediment identified herein.

Subject to the terms and conditions of the Merger Agreement, each of the parties agreed to (and cause their affiliates, if applicable, to) (i) promptly, but in no event later than December 23, 2019 (unless Parent and the Company agree to a later date), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; (ii) promptly, but in no event later than ten business days after the date hereof, make all other filings, notifications or other consents as may be required to be made or obtained by such party under foreign Antitrust Laws in those jurisdictions identified in Part (c) of the confidential disclosure schedules, which contains the list of the only jurisdictions where filing, notification, expiration of a waiting period or consent or approval is a condition to Closing; and (iii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other Governmental Body in connection with the Transactions.

Each of the parties also agreed to use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) upon request, promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding (documents provided pursuant to this provision may be redacted (1) as necessary to comply with contractual arrangements, (2) to remove references to valuation of the Company and (3) as necessary to address reasonable privilege or confidentiality concerns) (other than Item “4(c)” and “4(d)” “documents” as those terms are used in the rules and regulations under the HSR Act), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding and (vii) except as may be prohibited by any Governmental Body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, each party hereto shall provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or legal proceeding. Each party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Purchaser shall pay all filing fees under the HSR Act and for any filings required under foreign Antitrust Laws, but the Company shall bear its own costs for the preparation of any such filings. No party shall commit to or agree with any Governmental Body to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act or other applicable Antitrust Laws, or pull and refile under the HSR Act or other applicable Antitrust Laws, in each case, without the prior written consent of the other.

Parent further agreed it will not, and will not permit any of its affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (i) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable legal requirements, (ii) increase the risk of any Governmental Body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (iii) otherwise delay or impede the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Access to Information. During the Pre-Closing Period, the Company has agreed, upon reasonable advance notice, to provide Parent and its representatives with reasonable access during normal business hours to the Company’s representatives, personnel, assets and all existing books, records, tax returns, work papers and other documents relating to the Company, and to provide copies of such existing books, records, tax returns, work papers and other documents and information relating to the Company, in each case, to the extent reasonably requested by Parent and its representative for reasonable business purposes, subject to customary exceptions and limitations.

Employee Benefits

For a period of one year following the Effective Time, Parent will provide, or cause to be provided, to each Company employee who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any of its Affiliates) during such one-year period a base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities that are no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such employee immediately prior to the Effective Time, and benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to the benefits (excluding equity and equity-based awards and change in control plans, programs and arrangements) provided to such employee immediately prior to the Effective Time.

Continuing Company employees will be given service credit for all purposes, including for eligibility to participate, benefit levels and eligibility for vesting under Parent’s and/or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her length of service with the Company (and its predecessors) prior to the Effective Time, subject to customary exceptions.

With respect to any accrued but unused personal, sick or vacation time to which any continuing Company employee is entitled pursuant to the personal, sick or vacation policies applicable to such continuing employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such continuing employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

In addition, to the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, Parent will (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to continuing Company employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit continuing Company employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

The Merger Agreement does not confer upon any person (other than the Company, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and exculpation rights with respect to liabilities for acts or omissions occurring prior to the Effective Time, as well as related rights to advancement of expenses, in favor of the current and former directors or officers of the Company, who we refer to collectively as the “indemnitees.” Specifically, for a period of six years after the Effective Time, the provisions of the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement related to indemnification, exculpation and advancement of expenses, as well as certain indemnification agreements between an indemnitee and the Company made available to Parent, shall survive the Merger and must not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of an indemnitee, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware (or other applicable) law during such six-year period.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. Alternatively, at or prior to the Effective Time, Parent or the Company may, through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the Company policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Security Holder Litigation. The Company has agreed to promptly notify Parent of any litigation against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement. The Company shall control any legal proceeding brought by the stockholders of the Company against the Company and/or its directors related to the transactions contemplated by the Merger Agreement. The Company has also agreed to give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company must in good faith take such comments into account. No such settlement may be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement is fully covered by the Company’s insurance policies (other than any applicable deductible), but only if such settlement would not result in the imposition of any restriction on the business or operations of the Company.

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) becomes, or purports to be, applicable to the transactions contemplated by the Merger Agreement, each of Parent and the Company and the members of their respective Boards of Directors have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by the Merger Agreement.

Section 16 Matters. The Company and the Company Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and the Company’s stock awards in the transactions contemplated by the Merger Agreement by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Maters. The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the NASDAQ Global Stock Market to enable delisting by the Surviving Corporation of the Shares from the NASDAQ Global Stock Market and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.

Termination. The Merger Agreement may be terminated prior to the Effective Time under any of the following circumstances:

•	by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

•

by either Parent or the Company if a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable (except that no party will be permitted to terminate pursuant to this provision if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at or prior to the Effective Time);

•	by Parent, at any time prior to the Offer Acceptance Time, if, whether or not permitted by the Merger Agreement to do so: (i) the Company Board has failed to include the Company Board

Recommendation in the Schedule 14D-9 when mailed, or has effected an Adverse Change Recommendation; (ii) the Company Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, except that Parent may only make such request once every 30 days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer. We refer to any termination of the Merger Agreement pursuant to this provision as a “Change in Recommendation Termination”;

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by either Parent or the Company if the Offer Acceptance Time has not occurred on or prior to 5 p.m. Eastern Time on June 4, 2020 (the “End Date”) (except that no party will be permitted to terminate pursuant to this provision if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party). We refer to any termination of the Merger Agreement pursuant to this provision as an “End Date Termination”;

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by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer, so long as the Company has complied in all material respects with the requirements described above under “— No Solicitation” and “— Change of the Company Board Recommendation” with respect to such Superior Offer, and concurrently pays the Termination Fee (as defined below). We refer to any termination of the Merger Agreement pursuant to this provision as a “Superior Offer Termination”;

•

by Parent, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company has occurred such that the Representations Condition or the Obligations Condition would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform or non-satisfaction (except that Parent will not be permitted to terminate pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder). We refer to any termination of the Merger Agreement pursuant to this provision as a “Company Breach Termination”;

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by the Company, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement, by the End Date, or if capable of being cured by the End Date, has not been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform (except that the Company will not be permitted to terminate pursuant to this provision if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder). We refer to any termination of the Merger Agreement pursuant to this provision as a “Parent Breach Termination”; or

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by the Company if Purchaser has failed to (i) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by December 23, 2019 (other than due to a breach by the Company of its obligations to provide required information to Purchaser) or (ii) accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended).

Effect of Termination. If the Merger Agreement is terminated, it will be of no further force or effect and there will be no liability or obligation on the part of Parent, Purchaser or the Company or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger

Agreement, as well as the confidentiality agreement between of Parent and the Company (as described below), will survive such termination, including the provisions described in “— Company Termination Fee” below, and (ii) no such termination will relieve any party from liability for common law fraud or any willful breach of the Merger Agreement prior to such termination.

Company Termination Fee. The Company has agreed to pay Parent a termination fee of $94,000,000 in cash (the “Termination Fee”) in the event that;

•	the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination;

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or

•

(i) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to (x) the exception described in the End Date Termination or (y) a Company Breach Termination), (ii) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and shall not have publicly withdrawn such Acquisition Proposal prior to (1) in the case of the Merger Agreement being subsequently terminated due to an End Date Termination, the date that is four business days prior to the Expiration Date or (2) in the case of the Merger Agreement being subsequently terminated pursuant to a Company Breach Termination, the time of the breach or failure to perform giving rise to such termination and (iii) within nine months of such termination the Company consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (except that for purposes of determining if the Termination Fee is payable under this prong (iii), the references to “20%” in the definition of “Acquisition Proposal” described above under “— No Solicitation” will be deemed to be references to “50%”).

In no event will the Company be required to pay the Termination Fee on more than one occasion. In the event Parent or its designee receives the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable), such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other Person in connection with the Merger Agreement (and the termination thereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any of its affiliates arising out of or in connection with the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination (except that such receipt will not limit the rights of Parent or Purchaser with respect to equitable relief, common law fraud or willful breach). Any Termination Fee paid to Parent will be offset against any award for damages given to Parent pursuant to any claim based upon common law fraud or willful breach.

Specific Performance. Parent, Purchaser and the Company have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Other Agreements

Confidentiality Agreement

Parent and the Company entered into a mutual non-disclosure agreement, dated December 3, 2019 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than the consideration, evaluation, negotiation and consummation of the possible negotiated transaction involving Parent and the Company. Parent also agreed to certain customary “standstill” provisions, which were terminated upon the execution of the Merger Agreement.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Parent and the Company also entered into an exclusivity agreement dated December 3, 2019 (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, the Company agreed until 11:59 p.m. (EST) on December 10, 2019 not to: (i) solicit, initiate, knowingly facilitate or knowingly encourage an acquisition proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party with respect to an acquisition proposal, or furnish to any third party information or provide to any third party access to the business, properties, assets or personnel of the Company, in each case for the purpose of knowingly encouraging or knowingly facilitating an acquisition proposal; or (iii) enter into any agreement with respect to an acquisition proposal. In the Exclusivity Agreement, the Company agreed to negotiate with Parent in good faith with respect to a negotiated transaction between Parent and the Company. The obligations under the Exclusivity Agreement terminated upon the execution of the Merger Agreement.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to Merger set forth in the Merger Agreement.

The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the

DGCL; and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to keep the Company as a separating operating business. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

After completion of the Offer and the Merger, the Company will be an indirect, wholly owned subsidiary of Parent. From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser will be the directors and officers of the Company.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company, (iii) any material change in the Company’s capitalization, indebtedness or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer (unless otherwise agreed by the Company, Parent and Purchaser) pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is required to occur at 8:00 a.m., Eastern Time, on the same date as the consummation of the Offer, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on NASDAQ, and Parent will seek to cause the listing of Shares on NASDAQ to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of the Company’s capital stock.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer) (the “Payment Rules”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at one minute past 11:59 p.m. Eastern Time on any scheduled Expiration Date (as it may be extended or subject to any requirements to extend), if the Minimum Condition has not been satisfied, or any of the following other conditions shall not be satisfied or (to the extent permitted by applicable law) waived:

•

any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the FTC and/or the DOJ, as applicable) imposed under the HSR Act shall have been obtained, shall have been received or shall have terminated or expired, as the case may be;

•

there shall not have been issued by any court of competent jurisdiction or remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause unless they shall have taken all actions required under the Merger Agreement to have any such order lifted (each of the conditions in this bullet point and the preceding bullet point (in the case of this bullet point, as such condition relates to the HSR Act), the “Regulatory Condition”);

•	since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”);

•

the Company having complied with or performed in all material respects each of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”);

•	the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”);

•

(1) the representations and warranties of the Company as set forth in Section 3.1(a) and (b) of the Merger Agreement (Due Organization; No Subsidiaries, Etc.), Section 3.20 (Authority; Binding Nature of Agreement) and Section 3.22 (Merger Approval) shall have been accurate in all material respects as of the date of the Merger Agreement and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in clause (1)) only as of such date), (2) each of the representations and warranties of the Company as set forth in the first sentence of Section 3.5 (Absence of Changes) shall have been accurate as of the date of the Merger Agreement and shall be accurate at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in clause (2)) only as of such date), (3) the representations and warranties of the Company as set forth in subsections (a), (c) (first sentence only) and (d) of Section 3.3 (Capitalization, Etc.) shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate would not result in an increase in the aggregate Offer Price and Merger Consideration payable by Parent and Purchaser in connection with the Offer and the Merger of more than $10,000,000 (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in clause (3)) only as of such date); and (4) the representations and warranties of the Company as set forth in the Merger Agreement (other than those referred to in clauses (1), (2) and (3) above) shall have been accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in clause (4)) only as of such date) (the “Representations Condition”); and

•

Parent and Purchaser having received from the Company a certificate signed by the Company’s Chief Executive Officer and Vice President of Finance confirming that the Representations Condition and the Obligations Condition have been duly satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, except for the Minimum Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Purchaser in whole or in part at any time and from time to time and in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares are “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the prior written consent of the Company, Purchaser is not permitted to (A) decrease the Offer Price; (B) change the form of consideration payable in the Offer; (C) decrease the maximum number of Shares sought to be purchased in the Offer; (D) impose conditions or requirements to the Offer in addition to the Offer Conditions; (E) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (F) change or waive the Minimum Condition; (G) extend or otherwise change the Offer Expiration Time in a manner other than as required or permitted by the Merger Agreement; or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 — “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and FTC and certain waiting period requirements have been satisfied.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company intend to file their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger such that the waiting period will expire before or on January 22, 2019, unless earlier terminated by the FTC and the Antitrust Division, the parties agree to extend the waiting period by 15 days through the pulling and refiling of Parent’s Premerger Notification and Report Form, or Parent receives a request for additional information or documentary material prior to that time. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 — “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 —“Conditions of the Offer.”

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) followed the procedures set forth in Section 262 to exercise and perfect their appraised demand; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 — “Certain Information Concerning the Company” above.

Thunder Acquisition Corp.

December 23, 2019

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is c/o Thunder Acquisition Corp., 50 Binney Street, Cambridge, MA 02142. The telephone number at such office is +1 (617) 252-7500. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
John Reed Director

John Reed holds a B.A. in chemistry from the University of Virginia, Charlottesville and an M.D. and Ph.D. (Immunology) from the University of Pennsylvania School of Medicine.

He began his academic career as a member of the faculty at the University of Pennsylvania in 1988, following a post-doctoral fellowship in Molecular Biology at the Wistar Institute and a residency in Pathology & Laboratory Medicine at the Hospital of the University of Pennsylvania. John Reed subsequently held faculty appointments at several universities including the University of California, the University of Florida and ETH-Zurich.

In 1992, he joined the Sanford-Burnham Medical Research Institute in La Jolla, California, one of the largest independent non-profit biomedical research institutes in the United States. From 2002 to 2013, he served as CEO of the Institute. During his tenure, John Reed ran a highly productive laboratory that generated more than 900 research publications and over 130 patents, was awarded more than 100 research grants, and trained over 100 post-doctoral fellows. He is a Fellow of the American Association for the Advancement of Science (AAAS) and the recipient of numerous honors and awards for his accomplishments in biomedical research.

John Reed has served on multiple editorial boards of research journals, and was scientific founder or co-founder of four biotechnology companies. He has served on the Board of Directors for five publicly traded biopharmaceutical and biotechnology companies and on the governing boards for various non-profit biomedical research organizations.

From 2013 to 2018, John Reed was Global Head of Roche Pharmaceutical Research & Early Development, based at company headquarters in Basel, Switzerland. He was responsible for research through Phase IIb development for all therapeutic areas, overseeing R&D activities across 7 global sites.

He assumed his current position as Executive Vice President, Global Head of Research & Development for Sanofi in July 2018.

John Reed is a citizen of the United States of America.

Marie Debans Director

Marie Debans has been Head of Finance Global R&D since January 2016.

Marie began her career as Financial Analyst at Barclays Bank in 1989. In 1991 she joined Barclays‘ merchant bank division BZW in Paris where she was appointed two

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

years later Structured Financing Director. In 1995 she joined Rhône-Poulenc where she served as Group Director of Corporate Finance until 1998 and as Chief Financial Officer of its Animal Nutrition Division until 2002.

In 2002 she became Director of Financial Projects and Planning of Aventis Pharma France. In 2004 she was appointed Project Director in the Asset Reorganization Department of Sanofi before being nominated VP Financial Investments in September 2009.

Marie Debans is a graduate from Lyon School of Management and she holds a Diploma in Accounting and Finance.

Marie Debans is a citizen of France.

2.	AVENTIS, INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Aventis, Inc. are set forth below. The business address of each such director and executive officer is 55 Corporate Drive, Bridgewater NJ 08807. The telephone number at such office is +1 (800) 981-2491. Except as otherwise indicated, each director and executive officer is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Michelle Carnahan Director

Michelle Carnahan holds a Bachelor’s degree in Economics from DePauw University. She has been the North America Head of the Primary Care Business Unit for Sanofi since 2019. She also serves as the Chair for Sanofi’s U.S. Country Council, and sits on the Board of Directors for Onduo, a joint venture with Verily Life Sciences dedicated to helping people living with diabetes.

Michelle Carnahan has been with Sanofi since January 2018. Prior to serving as the North America Head of Primary Care Business Unit, Michelle Carnahan was the North America Head of Diabetes and Cardiovascular Business Unit for Sanofi.

Before joining Sanofi, Michelle Carnahan was with Eli Lilly and Company, where she held multiple leadership positions. She served as Vice President, Diabetes Strategy and Global Alliance Leader for Eli Lilly and Company from 2013 to 2016, then as Vice President and Chief Operating Officer for the Eli Lilly International Business Unit in 2017.

Michelle Carnahan is a citizen of the United States of America.

Thierry Vernier Director

Thierry Vernier holds a Bachelor of Business Administration from École de Management de Normandie. He has been the Global Head of Finance for Sanofi Genzyme and CFO for North America since 2019.

Thierry Vernier has been with Sanofi since 1996. Prior to serving as the Global Head of Finance for Sanofi Genzyme and CFO for North America, Thierry

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Vernier served as Vice President & CFO for Sanofi Latin America from 2014 to 2016, Senior Vice President, Global Business Unit General Medicines and Emerging Markets for Sanofi from 2016 to 2018, and Senior Vice President, Deputy CFO for Sanofi from 2018 to 2019.

Thierry Vernier is a citizen of France.

Robin Swartz Director

Robin Swartz holds a Bachelor’s degree in Political Science and Government from Kenyon College. She has been the Head of Patient & Product Services, Rare Diseases for Sanofi Genzyme since 2018.

Prior to serving as Head of Patient & Product Services, Rare Diseases for Sanofi Genzyme, Robin Swartz served as VP Chief of Staff, Commercial Optimization for Sanofi Genzyme from 2014 to 2015, and Head of Global and US Business Operations for Sanofi Genzyme from 2016 to 2018.

Robin Swartz is a citizen of the United States of America.

Thomas Costa Director

Thomas Costa has been an independent board member of the Aventis, Inc. since 2015. He has not held any other material position during the last five years.

Thomas Costa is a citizen of the United States of America.

Chan Lee Vice President

Chan Lee holds a Bachelor of Science degree in Applied Economics from Cornell University and a Juris Doctor degree from the University of California at Berkeley (Boalt Hall). He has been North America General Counsel and Head of Legal Primary Care Business Unit for Sanofi since 2016.

Prior to joining Sanofi in 2016, Chan Lee was most recently at Pfizer as Chief Counsel for Pfizer’s Global Innovative Health from 2014 to 2016.

Chan Lee is a citizen of the United States of America.

Michael J. Tolpa Associate Vice President and Treasurer, North America

Michael Tolpa holds a Bachelor of Science in Accounting from the State University of New York at Fredonia. He has served as Associate Vice President and Treasurer, North America, of Sanofi US Services Inc. since 2015.

Prior to joining Sanofi, Michael Tolpa held various positions within Alstom S.A. from 1995 to 2015. He served as Treasurer for Alstom Group North America, from 2010 to 2015.

Michael Tolpa is a citizen of the United States of America.

3.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Sanofi, 54, Rue La Boétie, 75008

Paris, France, + 33 1 53 77 40 00. Except as otherwise indicated, each director and executive officer is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Serge Weinberg Chairman of the Board; Independent Director

Serge Weinberg holds a Bachelor’s degree in Law, a Graduate Degree of « Institut d’Études Politiques » and is a Graduate of ENA (Ecole Nationale d’Administration).

Since 2015 he is Chairman of the investment firm Weinberg Capital Partners. Serge Weinberg held different positions as a « sous-préfet » from 1976 to 1981, and became Chief of Staff of the French Budget Minister, Laurent Fabius, in 1981. After serving as Deputy General Manager for Finance at the French Television Channel FR3 (1982-1983), he became Chief Executive Officer and then Chairman of the Havas Tourisme Group from 1983 to 1987. He served as CEO of Pallas Finance for three years before joining the Pinault Group in 1990 as President of CFAO. In the Pinault Group he served as Chairman and CEO of Rexel from 1991 to 1995 and chaired the Management Board of the PPR Group (currently named Kering) for 10 years. He was appointed Chairman of the Board in May 2010. He was interim CEO between October 29, 2014 and April 1, 2015. Serge Weinberg has been an independent Director of Sanofi since October 2015.

Serge Weinberg holds the rank of Officer in the “Légion d’honneur” (French Legion of Honor).

Serge Weinberg is a citizen of France.

Paul Hudson Director, Chief Executive Officer

Paul Hudson joined Sanofi as CEO on September 1, 2019.

Previously CEO of Novartis Pharmaceuticals (2016-2019), where he was a member of the Executive Committee, Paul has an expansive international career in healthcare that spans the U.S., Japan and Europe.

Prior to Novartis, he worked for AstraZeneca, where he held several increasingly senior positions and most recently carried out the roles of president, AstraZeneca United States and executive vice president, North America. He began his career in sales and marketing roles at GlaxoSmithKline UK and Sanofi-Synthélabo U.K. Paul holds a degree in economics from Manchester Metropolitan University in the U.K. and last year his alma mater awarded him an honorary Doctor of Business Administration for his achievements in industry. He also holds a diploma in marketing from the Chartered Institute of Marketing, also in the U.K.

Paul Hudson is a citizen of the United Kingdom.

Laurent Attal Director	Laurent Attal holds a Doctorate of Medicine with a specialty in dermatology from the Faculty of Medicine in Paris, and holds an MBA from INSEAD (Institut Européen d’Administration des Affaires). He has been a Director of Sanofi and a member of the Strategy Committee since 2012. Laurent Attal joined L’Oréal in 1986 in France as a sales representative. Over the next several years, he held various positions within the Active Cosmetics division and was appointed CEO of Vichy in 1994. Four years later, He was named President of

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

the Active Cosmetics division, with brands including Vichy, La Roche-Posay and Innéov, joint venture between L’Oréal and Nestlé related to Nutricosmetics. In 2002, he became member of the Executive Committee of L’Oréal and Head of the pharmaceutical company Galderma, the joint-venture between Nestlé and L’Oréal. From 2005 to 2009, he was President and CEO of L’Oréal USA. Since January 2010, he is Vice-President Research and Innovation at L’Oréal. Laurent Attal is also Director of the Fondation d’Entreprise L’Oréal.

Laurent Attal is a citizen of France.

Emmanuel Babeau Independent Director

Emmanuel Babeau graduated from the Ecole supérieure de commerce de Paris (ESCP, 1989), and also holds a postgraduate diploma in finance and accounting (DESCF).

Since April 2013, Emmanuel Babeau is Deputy Chief Executive Officer in charge of Finance & Legal Affairs of Schneider Electric, office renewed on April 25, 2017.

Emmanuel Babeau began his career at Arthur Andersen in late 1990. In 1993, he joined Pernod Ricard as an Internal Auditor. He was appointed Head of Internal Audit, Corporate Treasury and Consolidation in 1996. He subsequently held several executive positions at Pernod Ricard, notably outside France, among which he served as Finance and Administrative Director Spain subsidiary in 1997. In 2001, Emmanuel Babeau rejoined Pernod Ricard head-offices in Paris to hold position of Vice President, Development, in charge of the integration of Seagram. Progressing fast, he was appointed CFO in 2003 and Group Deputy Managing Director of Finance in 2006, supervising Finance, Information Systems and Industry Administrations. He joined Schneider Electric in 2009 as Executive Vice President Finance and Member of the Management Board of Schneider Electric.

Emmanuel Babeau is a citizen of France.

Christophe Babule Director

Christophe Babule is a graduate of HEC (Ecole des Hautes Etudes Commerciales) Paris.

On November 19, 2018 Christophe Babule has been appointed Executive Vice-President, Chief Financial Officer and member of L’Oréal’s Executive Committee as of mid-February 2019.

Christophe Babule has spent his career with L’Oréal, which he joined in 1988. He spent 7 years in the Luxury Division in Italy before being appointed as Director of Administration & Finance based in China. In 2007, he was appointed Administration & Financial Director for Mexico. In 2010, he returned to France to join Christian Mulliez’s Executive Committee as Director of Internal Audit for nearly 5 years. Afterwards he was appointed to the position of Administration & Financial Director for the Asia Pacific Zone based in Shanghai and then in Hong Kong.

Christophe Babule is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Dominique Carouge Executive Vice President, Business Transformation

Dominique Carouge is a graduate of “Ecole Supérieure de Commerce de Reims”. He also holds a CPA degree in France, as well as a Corporate Governance and Board management certificate from Sciences Po (Certificat d’Administrateur de Sociétés).

Dominique Carouge started his career in 1985 as an external auditor at Ernst & Young (EY) both in France (Paris) and in the US (Philadelphia). He joined Sanofi in 1991. Since then and for the past 28 years, he has held various finance positions of increasing responsibility and leadership across Australia, New Zealand, Germany and France. In 1991, he joined Roussel Uclaf where he upheld a series of progressive financial positions. In 1996, he was appointed Chief Financial Officer for Hoechst Marion Roussel in Australia. From 1999 to 2002, he was in charge of Business Planning and Reporting at Aventis Pharma in Frankfurt, Germany. In 2003, he was appointed Operations Controller for the Aventis Group.

In 2005, Dominique Carouge became Chief Financial Officer for the Vaccines division. From 2009 to 2011, he held the role of Vice President, Chief Strategy and Finance Officer for Sanofi Pasteur, and then Vice President, Administration & Management for Global R&D from 2011 to 2015.

On January 1, 2016, he was appointed Deputy CFO and Head of Finance Operations and Group Controlling. He was appointed to his current position in January 2018, and took up his new role on February 15, 2018.

Dominique Carouge is a citizen of France.

Bernard Charlès Independent Director

Bernard Charlès is a graduate of the Ecole Normale Supérieure engineering school in Cachan and has a Ph.D. in mechanical engineering majoring in automation engineering and information science. He also holds an Aggregation in mechanical engineering; this is the most senior teaching qualification achievable in France. He has been an independent Director of Sanofi since 2017.

Bernard Charlès has served since May 2016 as Vice-Chairman and Chief Executive Officer of Dassault Systèmes, a world leader in 3D software with over 220,000 customers in 12 industry sectors. He has been CEO of Dassault Systèmes since September 1995. He joined the company in 1983 and created the New Technology, Research and Strategy division, before being appointed Director for Strategy, Research and Development in 1988. Through his contributions to digital mock-up, product lifecycle management and 3DEXPERIENCE®, Bernard Charlès helped instill a culture of ongoing innovation to further consolidate Dassault Systèmes’ scientific capabilities and make science part of the company’s identity.

Bernard Charlès is a member of the Academy of Technology (France) and of the National Academy of Engineering (United States).

Bernard Charlès is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Olivier Charmeil Executive Vice President, China and Emerging Markets

Olivier Charmeil is a graduate of HEC (École des Hautes Études Commerciales) and of the Institut d’Études Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various positions within Sanofi, including Chief Financial Officer (Asia) of Sanofi- Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the position of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Senior Vice President Asia/Pacific, Pharmaceutical Operations in February 2006; Operations Japan reported to him from January 1, 2008, as did Asia/Pacific and Japan Vaccines from February 2009. On January 1, 2011, Olivier Charmeil was appointed Executive Vice President Vaccines, and joined Sanofi’s Executive Committee.

In May 2015, Olivier Charmeil and André Syrota were appointed as Co-Leaders of “Medicine of the Future”, an initiative developed by the French Minister for Economy, Industry and Digital Affairs, the French Minister for Social Affairs, Health and Women’s Rights and the French Minister for National and Higher Education and Research. They have been tasked with assembling a group of industrialists and academics, with the objective of imagining how French industry can accelerate the launch and export of innovative industrial products, with an emphasis on new biotechnologies. From June 2016 to December 2018, Olivier Charmeil served as Executive Vice President of our General Medicines and Emerging Markets Global Business Unit. He took up his current position of Executive Vice President, China and Emerging Markets in January 2019.

Olivier Charmeil is a citizen of France.

Jean-Baptiste Chasseloup de Chatillon Executive Vice President, Chief Financial Officer

Jean-Baptiste Chasseloup de Chatillon holds a Masters from Paris Dauphine University and studied Finance in the United Kingdom at Lancaster University.

Until recently, he served as Chief Financial Officer and Executive Vice President of the PSA Group. In that capacity, he was also a member of the Managing Board and Executive Committee. He held various management positions within the PSA Group in finance (Treasurer in Spain, Chief Financial Officer in the United Kingdom) and in sales and marketing (Citroen Belgium Managing Director).

He was also Chairman of the Board of Banque PSA Finance (BPF) from 2012 to June 2016. He joined the Peugeot S.A. Managing Board in 2012.

He was appointed to his current post on October 1, 2018.

Jean-Baptiste Chasseloup de Chatillon is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Claudie Haigneré Independent Director

Claudie Haigneré is a rheumatologist, with a Doctorate in sciences majoring in neurosciences. In 1985, she was selected by the CNES (French National Space Center) as an astronaut candidate. She has been an independent Director of Sanofi since 2008, member of the Appointments and Governance Committee and of the Compensation Committee. Claudie Haigneré began her career as a rheumatologist at Cochin Hospital in Paris in 1984. In 1996, she participated in the scientific space mission to the MIR space station (Cassiopée, Franco-Russian mission), then in 2001, in the scientific and technical space mission to the International Space Station (Andromède mission). From 2002 to 2004, she was Deputy Minister for Research and New Technologies in the French government, then Deputy Minister for European Affairs from 2004 to 2005. Between 2005 and 2009, she was Counselor to the European Space Agency (ESA). Between 2009 and 2015, she was the CEO of Universcience in Paris. Since 2015, she has been an advisor to the European Space Agency. Claudie Haigneré is currently a Director for several companies and foundations in France including: Fondation de l’Université de Lyon, Fondation C-Génial, Fondation d’Entreprise L’Oréal. She is a Member of Académie des Technologies, Académie des Sports, Académie Nationale de l’Air et de l’Espace and Académie des Sciences de l’Outre-Mer.

Claudie Haigneré is a citizen of France.

Patrick Kron Independent Director

Patrick Kron is a graduate of École polytechnique and the Paris École des mines.

He has been an independent Director of Sanofi since 2014 and currently serves as Chairman of the Compensation Committee of Sanofi and Member of the Appointments and Governance Committee and the Strategy Committee of Sanofi. Patrick Kron started his career in the French Ministry of Industry where he served from 1979 until 1984. He then joined the Pechiney Group where from 1984 until 1988 he held operational responsibilities in one of the Group’s most important factories in Greece, becoming manager of the Greek subsidiary. From 1988 to 1993, he occupied several senior operational and financial positions within Pechiney, first managing a group of activities in the processing of aluminium and eventually as President of the Electrometallurgy Division. In 1993, he became a member of the Executive Committee of the Pechiney Group and was appointed Chairman of the Board of the Carbone Lorraine Company, a position he held until 1997. From 1995 to 1997, he ran the Food and Health Care Packaging Sector of Pechiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining Alstom in 2002. Between 2003 and 2016 he was Chief Executive Officer, then Chairman and Chief Executive of Alstom. Patrick Kron was awarded the Légion d’honneur in 2004 and is Officer of National Order of Merit since 2007. Additionally, he is a Director of Bouygues and Chairman of Truffle Capital SAS and of PKC&I SAS, Chairman of the Board and Chief Executive Officer of Imerys (Interim).

Patrick Kron is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Fabienne Lecorvaisier Independent Director

Fabienne Lecorvaisier is a graduate of Ecole Nationale des Ponts et Chaussées. She is an independent Director at Sanofi and serves as a member of the Audit Committee since 2013. Fabienne Lecorvaisier began her career at Société Générale and later held various positions at Barclays Bank and the Banque du Louvre. In 1993, she joined the Essilor Group as Development Director before being appointed Finance and Information Systems Director of Essilor America in 1996, then Chief Financial Officer of the Group in 2001 and Senior Vice-President Strategy and Acquisitions in 2007. In 2008, she was appointed Chief Financial Officer of the Air Liquide Group, and member of its Executive Committee. Since July 2017, she has been appointed Executive Vice President of the Air Liquide Group in charge of Finance, Operations Control and General Secretariat. In addition to her current functions, the Legal Department, the General Control Department and the Shareholders Services report to her. Fabienne Lecorvaisier is Chairwoman and Chief Executive Officer of Air Liquide Finance and a Director of Air Liquide International, Air Liquide France Industries, Air Liquide Eastern Europe, as well as a Director of American Air Holdings and SOAEO. She is also Executive Vice President of Air Liquide International Corporation and Manager of Air Liquide US LLC.

Fabienne Lecorvaisier is a citizen of France.

Melanie Lee Independent Director

Melanie Lee, PhD, CBE, is CEO of Life Arc since 2018. She is an independent Director at Sanofi since 2017.

Following her academic career she spent 10 years at Glaxo/GlaxoWellcome (1988-1998). In 1998, Melanie joined Celltech plc as Executive Director of Research. Celltech plc was subsequently acquired by UCB where she became Executive Vice President, Research and Development.

After leaving UCB in 2009 she had a successful tenure as CEO at Syntaxin Ltd, a UK based biotech and following the sale to Ipsen, founded NightstaRx Ltd, a Syncona backed company in 2014.

Melanie received an undergraduate degree in Biology from the University of York and then a Ph.D. at National Institute for Medical Research in London.

She worked as a molecular genetics postdoc, first at Imperial College London on yeast and then from 1985 with Sir Paul Nurse, a Nobel Prize winner, at the Imperial Cancer Research Fund’s Lincoln’s Inn Laboratories. Melanie received her CBE for services to medical science in 2009.

She was also Chief Scientific Officer of BTG plc from 2014 to 2018.

Melanie Lee is a British citizen

Suet-Fern Lee Independent Director	Suet-Fern Lee holds a law degree from Cambridge University. She has been an independent Director of Sanofi since 2011. Suet-Fern Lee qualified as a Barrister-at-Law at Gray’s Inn, London in 1981 before being admitted to the Singapore Bar in 1992. She has had extensive experience as a corporate lawyer in Asia for which she has won numerous professional awards. She is the

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Managing Partner of Morgan Lewis & Bockius LLP and a Member of the Board as well as the Chair of the International Leadership Team. Since 2006, she is a member of the Board of Trustees of Nanyang Technological University and of the Accounting Advisory Board of National University of Singapore Business School. In 2007, she became a member of the Advisory Committee of the Singapore Management University School of Law. Suet-Fern Lee is currently a Board Member of Axa in France and member of the supervisory board of Rothschild & Co. In Singapore, she is a Director of Rickmers Trust Management Pte Ltd and Stamford Corporate Services Pte Ltd. In the United States, she is a Director of the World Justice Project and in Bermuda, she is a Director of Caldecott Inc. In Japan she is a director and member of the Audi Committee of AXA Holdings Japan Co., Ltd.

Suet-Fern Lee is a citizen of Singapore.

Karen Linehan Executive Vice President, Legal Affairs and General Counsel

Karen Linehan graduated from Georgetown University with Bachelor of Arts and Juris Doctorate degrees. Prior to practicing law, Ms. Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a mid-size law firm in New York. In January 1991, she joined Sanofi as Assistant General Counsel of its U.S. subsidiary. In July 1996, Ms. Linehan moved to Paris to work on international legal matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President — Deputy Head of Legal Operations. She was appointed to her current position in March 2007.

Karen Linehan is a citizen of the United States of America and Ireland.

David Loew Executive Vice President, Sanofi Pasteur

David Loew has a degree in Finance and Marketing and an MBA from the University of St. Gallen in Switzerland.

He started his career in the United States at Coopers & Lybrand and Hewlett Packard in 1990, before joining Roche in 1992. Over the next 21 years, David held a variety of positions with Roche including Global Oncology Head, General Manager Switzerland, Global Chief Marketing Officer & Head of Global Product Strategy, and Region Head Eastern Europe, Middle East and Africa for the Pharma Division of Roche.

David joined Sanofi in July 2013 as Senior Vice President Commercial Operations Europe and became Head of Global Commercial Operations at Sanofi Pasteur in January 2016. He was the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA) representative on the Board of the Global Alliance for Vaccines and Immunization (GAVI). He also chaired the Steering Committee of IFPMA, comprising the CEOs of the member companies (GSK, Merck, Johnson & Johnson, Pfizer, Takeda, Novartis and Daiichi Sankyo), until July 2017. He was appointed to his current position on June 1, 2016.

David Loew is a citizen of Switzerland.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Philippe Luscan Executive Vice President, Global Industrial Affairs

Philippe Luscan is a graduate of the École Polytechnique (X) and the École Nationale Supérieure des Mines de Paris in Biotechnology. He began his career in 1987 as a Production Manager at Danone. In 1990, he joined Sanofi as Director of the Sanofi Chimie plant at Sisteron, France, and subsequently served as Industrial Director of Sanofi in the United States, as Vice President Supply Chain and as Vice President Chemistry from September 2006. He was appointed to his current position in September 2008. From January 2015 to September 2017, he was also Chairman of Sanofi in France.

Philippe Luscan is a citizen of France.

Caroline Luscombe Executive Vice President, Human Resources

Caroline Luscombe holds a bachelor’s degree in German from University College, London. She started her career in finance at Arthur Young McClelland Moore, and was also UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company.

Until recently, she was Head of Organization and Human Resources and a member of the Executive Committee at LafargeHolcim, based in Zurich (Switzerland). Before joining LafargeHolcim, she spent six years as Global Head of Human Resources and a member of the Executive Committee at Syngenta.

She previously held a number of senior HR positions at General Electric (GE), including head of HR at GE Capital Global Banking, GE Money and GE Healthcare Bio-Sciences. Ms. Luscombe was also Executive Vice President HR for the Medical Diagnostics Division of Amersham plc, before that company was acquired by GE.

She was appointed to her current position on October 1, 2018.

Caroline Luscombe is a citizen of the United Kingdom.

Alan Main Executive Vice President, Consumer HealthCare

Alan Main has a BA (Hons) in International Marketing from Thames Polytechnic in London, and has completed various executive and leadership development programs at London, Harvard and Columbia Business Schools, as well as INSEAD (Asia). Alan has more than 30 years of marketing and general management experience in the Consumer Health and Medical Device fields, initially with Stafford Miller/Block Drug (GSK). He then moved to Merrell Dow (Sanofi) and the London Rubber Company. In 1992, he joined Roche Consumer Health where he took on positions of increasing responsibility in the United Kingdom, South Africa and the Asia-Pacific region. Following the acquisition of Roche Consumer Health by Bayer in 2004, Alan continued to occupy key management roles, including Region Head for Asia Pacific and Europe. In 2010, Alan transferred to the medical device business of Bayer as Global President for Bayer Medical Care. He was appointed to his present position in October 2016.

Alan Main is a citizen of the United Kingdom.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Ameet Nathwani Chief Digital Officer, Chief Medical Officer, Executive Vice President Medical Function

Dr. Nathwani was born in Uganda and studied in the United Kingdom. He qualified in medicine in 1987 in London, and acquired his specialization in Cardiology at a number of University Hospitals in London. He also has a diploma in Pharmaceutical Medicine and an executive Masters in Business Administration. Dr. Nathwani has more than twenty years’ experience in the pharmaceutical industry, beginning in 1994 when he joined Glaxo Group Research. Between 1994 and 2004, he held increasingly senior functional and franchise leadership roles in research and development at Glaxo, SmithKline Beecham and GlaxoSmithKline, in Europe and the US. He joined Novartis in 2004 as Senior Vice President and Global Development Head of the Cardiovascular and Metabolic Franchise, and over an 11-year period held a number of senior development and commercial positions including Global Head of the Critical Care Franchise. In June 2014, he was appointed Global Head of Medical Affairs at Novartis Pharma AG and became a member of the Pharma Executive Committee, where he led the establishment of a Real World Evidence Center of Excellence and piloted the Digital Medicine strategy. He was appointed as Chief Medical Officer and Executive Vice President Medical Function in May 2016. In addition to this role, he was appointed Chief Digital Officer on February 12, 2019.

Ameet Nathwani is a citizen of the United Kingdom.

Marion Palme Director Representing Employees

Marion Palme holds a Bachelor of Science in Chemical Engineering from Provadis School of International Management and Technology (Frankfurt, Germany). She has been a Director of Sanofi representing employees since May 2017. She has been an employee of Sanofi since 2002.

Marion was a member of the European Works Council from 2010 to 2017. She is a member of the German Industrial Union Mining, Chemistry, Energy (IG BCE).

Marion Palme is a citizen of Germany.

Carole Piwnica Independent Director

Carole Piwnica holds a degree in law from Université Libre de Bruxelles and a Masters in law from New York University. She is an independent Director of Sanofi since 2010 and a member of the Audit Committee. Member of the bar of New York and Paris, Carole Piwnica started her career in 1985 at Proskauer Rose, New York, before joining the merger & acquisitions department of Shearman & Sterling, Paris, in 1987. She was General Counsel at Gardini et Associés from 1991 to 1994 when she joined Amylum Group where she was Chairman from 1996 to 2000. Between 1996 and 2006, she was Vice-President and Board Member of Tate & Lyle Plc, a world leader in sugar derivatives. Carole Piwnica currently is a Board Member of Eutelsat Communications and of Rothschild & Co in France and Director of Amyris Inc. in the U.S. She was also Director of Naxos UK Ltd, a company specialized in private equity consulting in the UK.

Carole Piwnica is a citizen of Belgium.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
John Reed Executive Vice President, Global Head of Research & Development

John Reed holds a B.A. in chemistry from the University of Virginia, Charlottesville and an M.D. and Ph.D. (Immunology) from the University of Pennsylvania School of Medicine.

He began his academic career as a member of the faculty at the University of Pennsylvania in 1988, following a post-doctoral fellowship in Molecular Biology at the Wistar Institute and a residency in Pathology & Laboratory Medicine at the Hospital of the University of Pennsylvania. John Reed subsequently held faculty appointments at several universities including the University of California, the University of Florida and ETH-Zurich.

In 1992, he joined the Sanford-Burnham Medical Research Institute in La Jolla, California, one of the largest independent non-profit biomedical research institutes in the United States. From 2002 to 2013, he served as CEO of the Institute. During his tenure, John Reed ran a highly productive laboratory that generated more than 900 research publications and over 130 patents, was awarded more than 100 research grants, and trained over 100 post-doctoral fellows. He is a Fellow of the American Association for the Advancement of Science (AAAS) and the recipient of numerous honors and awards for his accomplishments in biomedical research. John Reed has served on multiple editorial boards of research journals, and was scientific founder or co-founder of four biotechnology companies. He has served on the Board of Directors for five publicly traded biopharmaceutical and biotechnology companies and on the governing boards for various non-profit biomedical research organizations.

From 2013 to 2018, John Reed was Global Head of Roche Pharmaceutical Research & Early Development, based at company headquarters in Basel, Switzerland. He was responsible for research through Phase IIb development for all therapeutic areas, overseeing R&D activities across 7 global sites.

He assumed his current position as Executive Vice President, Global Head of Research & Development for Sanofi in July 2018.

John Reed is a citizen of the United States of America.

Christian Senectaire Director Representing Employees

Christian Senectaire has 30 year experience in employee representative bodies and social dialogue. He has been a Director at Sanofi representing employees since May 2017. He was designated by the CFDT, the company’s first trade union organization in France.

Christian Senectaire has been with Sanofi (and former companies Roussel-Uclaf, HMR, Aventis) since 1985. He is a qualified production technician at Sanofi’s Vertolaye site (Auvergne-Rhône-Alpes region). He has been involved in employee representation since 1987. Specifically, he has been an alternate member of the Works Council at the Vertolaye site and of the Sanofi Chimie Works Central Council (1995-2017) and Secretary of this body (2005 to 2006), the Committee on hygiene, safety and working conditions (CHSCT) and the employee representatives; member of the Sanofi Group Works Council (2005-2017) and Secretary of this body (2005 to 2006 2010 to 2013). He has also been the Central Delegate for the CFDT union, Sanofi Chimie from 2013 to 2017 and

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Deputy Group Delegate for the CFDT union, Sanofi France from 2015 to 2016. Christian Senectaire has also been a member of the supervisory boards of PEG and PERCO (Group savings and pension savings plans) since 2009. Christian Senectaire is Member of the Compensation and Disclosure Committee of Laboratoires Pichot SAS.

Christian Senectaire is a citizen of France.

Bill Sibold Executive Vice President, Sanofi Genzyme

Bill Sibold holds an MBA from Harvard Business School and a B.A. in Molecular Biophysics and Biochemistry from Yale University. He has more than twenty-five years of experience in the biopharmaceutical industry. Bill Sibold began his career with Eli Lilly and then held a number of leadership positions within Biogen, including driving their US commercial operations in neurology, oncology and rheumatology. He also worked for Biogen in Australia and the Asia-Pacific region, and served as Chief Commercial Officer at Avanir Pharmaceuticals. Bill Sibold joined Sanofi in late 2011 as head of the MS franchise where he oversaw the successful launches of Aubagio® and Lemtrada®. From January 2016 to June 2017 he served as head of Sanofi Genzyme’s Global Multiple Sclerosis, Oncology and Immunology organization, where he led preparation for the global launches of dupilumab and sarilumab.

Since July 1st, 2017, Bill Sibold has been Executive Vice President Sanofi Genzyme of the Specialty Care Global Business Unit, Sanofi Genzyme.

Bill Sibold is a citizen of the United States of America and Canada.

Diane Souza Independent Director

Diane Souza holds a degree in Accounting from University of Massachusetts and an honorary doctorate in Business Studies from University of Massachusetts Dartmouth. She is a Certified Public Accountant. She is an independent Director of Sanofi since 2016 and a member of the Compensation Committee. Diane Souza started her career as an Audit Staff Accountant at Price Waterhouse in 1979, then held various positions at Deloitte Haskins & Sells from 1980-1988 before returning to Price Waterhouse from 1988-1994. From 1994-2006, she held various senior positions at Aetna Inc. From 2007-2008, she served as Principal Consultant at Strategic Business Solutions, LLC and from 2008-2014, she served as Chief Operating Officer of OptumHealth Specialty Benefits, then Chief Executive Officer of UnitedHealthcare Specialty Benefits. She was a Director at Farm Credit East in the United States. Currently, she is a member of the Board of Directors of Amica Insurance Companies (USA).

Diane Souza is a citizen of the United States of America.

Thomas Südhof Independent Director	Thomas Südhof holds a degree in medicine from the Faculty of Medicine of the University of Göttingen. He is an independent Director of Sanofi since 2016. He started his career as a Research Assistant at the Max Planck Institute for Biophysical Chemistry in 1978, then became an Assistant Professor at the University of Texas Southwestern Medical School in 1983 before later becoming the Cahir of the Neuroscience Department. In 2008, he won the Bernard Katz Prize of the Biophysical Society, jointly with Reinhard Jahn. In

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

2013, he won the Nobel Prize for Physiology or Medicine, jointly with James Rothman and Randy Shekman and the Albert Lasker

Prize for Basic Medical Research, jointly with Richard Sheller. Until 2019 he was director of Abide Therapeutics in the U.S. Since 2019 he is advisor to Camden Venture Partners.

Thomas Südhof is a citizen of Germany and the United States of America.

Kathleen Tregoning Executive Vice President, External Affairs

Kathleen Tregoning received her Bachelor’s degree in International Relations from Stanford University and her master’s degree in Public Policy from the Kennedy School of Government at Harvard University. She has more than 20 years of professional experience in policy, advocacy, stakeholder outreach and external engagement. She began her career in 1993 with Andersen Consulting in San Francisco and later served as a Policy Advisor and then Assistant Deputy Mayor in the Office of the Mayor for the City of Los Angeles. In 2001, Kathleen moved to Washington DC where she served as a professional staff member in the US Congress, working for the chairmen of the House of Representatives Ways & Means Committee, the House Energy & Commerce Committee, and the Senate Budget Committee. In these positions she was a key resource for members of Congress on a wide range of health care issues including Medicare, Medicaid, prescription drugs, disease management, health care information technology, and post-acute care.

Kathleen joined Biogen in 2006 as Vice President, Public Policy & Government Affairs. Over the next nine years, she built the company’s first global government affairs team to advance policies that enable the delivery of innovative biopharmaceutical products to patients. In 2015, Kathleen was appointed Senior Vice President, Corporate Affairs at Biogen, overseeing the company’s policy and advocacy engagement, corporate and employee communications, media relations, product communications and philanthropy/community outreach on a global basis. She was appointed to her current position in February 2017.

Kathleen Tregoning is a citizen of the United States of America.

Dietar Weinand Executive Vice President, Primary Care

Dieter Weinand holds an M.Sc. in Pharmacology and Toxicology from Long Island University, New York and a B.A. in Biology from Concordia College in Bronxville, New York.

He has 30 years’ experience in the biopharmaceutical industry, holding various responsibilities in commercial, operational and strategic roles at a number of pharmaceutical companies including Warner Lambert, Pfizer and Bristol-Myers Squibb.

Before moving to Bayer, he was President, Global Commercialization & Portfolio Management at Otsuka Pharmaceutical Development & Commercialization Inc. in Princeton, New Jersey (United States). Dieter Weinand joined Bayer in 2014 as head of the Pharmaceuticals Division and was

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

a member of the Bayer HealthCare Executive Committee. In 2016, he was appointed to the Board of Management of Bayer AG.

He was appointed to his current position as Executive Vice President, Primary Care at Sanofi in November 2018.

Dieter Weinand is a citizen of the United States of America.

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